Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: October 7, 2021

Investor Presentation October 2021

Disclaimer

Disclaimer

This presentation is for information purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Business Combination") between HeartFlow Holding, Inc. ("HeartFlow") and Longview Acquisition Corp. II ("Longview"). The information contained herein does not purport to be all-inclusive, and none of HeartFlow, Longview, or any of their prospective affiliates, or any of their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements

This presentation includes certain statements, estimates, targets, forward-looking statements and projections (collectively, "forward-looking statements") that reflect assumptions made by HeartFlow concerning anticipated future performance of HeartFlow and its industry. Such forward-looking statements are based on significant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond HeartFlow's control. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, HeartFlow's limited commercial track record, levels of adoption of the HeartFlow Analysis by healthcare providers, the availability and adequacy of coverage and reimbursement for the HeartFlow Analysis, HeartFlow's ability to obtain regulatory approvals and comply with legal and regulatory requirements, healthcare industry trends, competition, general economic conditions and the availability and terms of financing. Such forward-looking statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "should", "seek", "can", "continue", "shall", "would", "predict", "potential", "seem", "future", "outlook" and similar expressions and include any financial projections or estimates or pro forma financial information set forth herein. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Neither Longview nor HeartFlow undertake any duty to update these forward-looking statements or the other information contained in this presentation. Neither Longview nor HeartFlow makes any representation or warranty, express or implied, as to the accuracy or completeness of this document or any other information (whether written or oral) that has been or will be provided to you. Nothing contained herein or in any other oral or written information provided to you is, nor shall be relied upon as, a promise or representation of any kind by Longview or HeartFlow. Without limitation of the foregoing, Longview and HeartFlow expressly disclaim any representation regarding any projections concerning future operating results or any other forward-looking statement contained herein or that otherwise has been or will be provided to you. Neither Longview nor HeartFlow shall be liable to you or any prospective investor or any other person for any information contained herein or that otherwise has been or will be provided to you, or any action heretofore or hereafter taken or omitted to be taken, in connection with this potential transaction.

Use of Projections

This Presentation contains financial forecasts with respect to HeartFlow's projected financial results for its fiscal years 2021 through 2025. HeartFlow's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of HeartFlow, or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

2

Disclaimer (continued)

Industry and Market Data
In this Presentation, Longview and HeartFlow rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither Longview nor HeartFlow has independently verified the accuracy or completeness of any such third-party information.

Trademarks
This Presentation contains trademarks, service marks, trade names and copyrights of Longview, HeartFlow and other companies, which are the property of their respective owners.

Important Information About the Business Combination and Where to Find It
In connection with the proposed Business Combination, Longview has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement"), includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview's common stock in connection with Longview's solicitation of proxies for the vote by Longview's stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview's stockholders and other interested persons are advised to read, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation
Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview's stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement. HeartFlow and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

No Offer or Solicitation
This presentation shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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Transaction Overview

HeartFlow is preparing to go public through a SPAC Merger with Longview Acquisition Corp. II

HeartFlow

- HeartFlow Holding, Inc. ("HeartFlow") is revolutionizing precision "heart care" with non-invasive personalized cardiac tests and enterprise software suite solutions, which provide unprecedented assessment of patients' coronary artery anatomy and function, enabling physicians to make more informed care decisions in order to drive better outcomes and lower costs
- Pre-SPAC funding of $543 million helped to create a significant IP portfolio with 400+ issued patents worldwide built upon 25 years of innovation beginning at Stanford University

LONGVIEW

- Longview Acquisition Corp. II ("Longview II") is a Special Purpose Acquisition Corporation ("SPAC") brought public as an affiliate of Glenview Capital Management
- Initially capitalized with $690 million in cash in trust in March 2021 trading under the ticker LGV
- Glenview Capital was founded in 2000 by Larry Robbins and is currently in its 21st year of active public markets investing with a focus on the healthcare market

HeartFlow and Longview II signed a Letter of Intent on June 14, 2021 and entered into a definitive merger agreement on July 15, 2021. The parties seek to close the merger in 4Q 2021.

4

Transaction Overview

($ in mm, except per share values)

Key Highlights

- HeartFlow will be appropriately capitalized with ~$400mm of net cash (assuming no redemptions) post-closing
- Up to $91mm of cash in trust will be returned to LGV shareholders via special dividend immediately prior to closing
- LGV shareholders will receive approximately $1.319 per share (based off of 69mm shares outstanding) concurrent with closing and LGV will implement a reverse split of ~0.868:1 to re-establish a base investment price of $10.00 per LGV share
- No PIPE was required given a) the size of the LGV SPAC and b) the high caliber of pre-existing shareholders rolling equity including Baillie Gifford, Blue Venture Fund, HealthCor, and Wellington, among others
- In an expression of partnership and long-term optimism in the growth investment case, Longview committed to a 3-year lock-up on its sponsor shares
- In the interest of alignment and capital efficiency, LGV will surrender sponsor shares on a pro-rata basis to the pre-closing return of excess capital
- Vast majority of prior shareholders rolling equity with de minimis (~5%) secondary purchases for early venture investors and employees with greater than 8 years tenure
- The parties seek to close the merger in 4Q 2021

Sources

Equity to HeartFlow Stockholders	$2,150.0
Longview Cash Held in Trust[1]	690.0
Pre-Closing Return of Capital[1,2]	(91.0)
Total Sources[2]	$2,749.0

Uses

Equity to HeartFlow Stockholders	$2,150.0
Cash to Balance Sheet[1,2]	347.6
Cash for Secondary Purchases	110.0
Debt Retirement, Interest and Related Fees[4]	72.9
Transaction Fees and Expenses	46.3
Deferred Underwriting Fee	22.2
Total Uses	$2,749.0

Pro Forma Valuation

Share Price			$10.00
Diluted Shares Outstanding[3]			277.375
Equity Value			**$2,773.8**
(+) Debt[4]			--
(-) Cash[5]			400.0
Enterprise Value			**$2,373.8**
	2023E	2024E	2025E
Revenue	$205	$345	$525
EV / Revenue	11.6x	6.9x	4.5x

Illustrative Pro Forma Ownership



LGV Public Shares 21.6%
LGV Sponsor Shares 5.4%
Existing HeartFlow Rollover Shares 73.0%

1. Assumes no redemptions.
2. Excludes the Forward Purchase Agreement (FPA) provided by funds managed by Glenview Capital Management, LLC. The FPA provides a backstop for the first $25mm of redemptions of Longview common stock at $10 per share. Additionally, if redemptions exceed $200mm, the FPA provides for a backstop of up to another $25mm of redemptions of Longview common stock at $10 per share.
3. Estimated fully diluted shares outstanding based on an assumed (i) 250.0mm common shares owned by: Longview Public Shareholders (59.9mm); Longview Sponsor/Board (15.0mm); and legacy HeartFlow (175.1mm); (ii) 37.4mm warrants and options outstanding held by legacy HeartFlow to be exercised using the Treasury Stock Method (27.4mm net); and (iii) excluding 12.0mm Longview public warrants and 8.5mm Longview sponsor warrants.
4. Projected HeartFlow debt at 06/30/21; assumes $72.9mm of debt retired with transaction proceeds.
5. Projected HeartFlow cash balance at 06/30/21 of $82mm less projected cash burn through transaction closing of $29mm plus cash to balance sheet of $346mm.

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Driven by a Mission to Improve Cardiovascular Care for Patients, Physicians, Providers and Payers 6 1 2

Addressing the Number One Cause of Death and Largest Component of Chronic Health Spend Source: CDC Division for Heart Disease and Stroke Prevention, 2019; American Heart Association, 2017; Yelin et. al. 7 1 out of every 3 deaths Cardiovascular Disease Costs Will Exceed $1 Trillion by 2035, Warns the American Heart Association Nearly Half of Americans Will Develop Pre - existing CVD Conditions About 1 in every 6 health care dollars is spent on cardiovascular disease… Center for Health Metrics and Evaluation 1 billion people in the world at moderate to high risk today More than twice as many deaths as the 2nd most common cause (cancer)

The "Status Quo" Heart Disease Care Pathway Dominated by Echo & Nuclear Stress Testing is Suboptimal

Risk Assessment

Multiple possible starting points

- **Annual Physical**
- **Blood Pressure**
- **Blood Tests**
- **Body Mass Index**
- **Calcium Scoring**

Non-invasive Testing

10M non-invasive tests in the US alone every year

Multiple layers of testing

Stress Echocardiography



Treadmill ECG



SPECT & PET Nuclear Scans



UNNECESSARY PROCEDURES

55% FALSE POSITIVES: Patients sent for an invasive angiogram have **no obstructive coronary artery disease (CAD)**[1]

UNDETECTED DISEASE

20-30% FALSE NEGATIVES: Patients sent home with their **undetected coronary disease**[2]

Invasive Testing

2M+ catheterizations in the US alone every year[3]

Reliance on Invasive Pathway for Confirmation

1. Patel, et al. N Engl J Med 2010. Patel, et al. AHJ 2014. Danad, et al. JAMA Cardiology 2017.
2. Arbab-Zadeh, Heart Int 2012. Yokota, et al. Neth Heart J 2018. Nakanishi, et al. J Nucl Cardiol 2018.
3. Maroney, et al. Catheterization & Cardiovascular Interventions 2012.

8

The HeartFlow Heart Disease Pathway Enhances the Patient Experience, Improves Outcomes and Delivers Cost Savings

Anatomy and physiology in one test



0.67

HIGHER ACCURACY[1]

83% REDUCTION
in unnecessary invasive angiograms[2]

IDENTIFY DISEASE

<1% LIKELIHOOD
of missing disease[3]

$2.7B annual cost-savings delivered to CMS through reduction of invasive diagnostic procedures[2]

1. Driessen, et al. J Am Coll Cardiol 2019. Nørgaard, et al. J Am Cardiol 2014. 2. Douglas, et al. J Am Coll Cardiol 2016. 3. Hecht, H., et al., Should NICE guidelines be universally accepted for the evaluation of stable coronary disease? A debate. Euro Heart J 2019. DOI: 10.1093/eurheartj/ehz024.

9

HeartFlow Has Spent Over a Decade Solving the Technical, Business and Regulatory Challenges Necessary to Unlock All Barriers to Adoption

2010
HeartFlow founded

2011
CE Mark obtained

2014
US FDA De Novo Clearance

2016
Japan PMDA Approval

2017
Commercial coverage began

CMS engagement initiated

Dec: Initiation of select coverage policies

2018
Fee per analysis CPT codes established

CMS/ OPPS initiated reimbursement for FFR_{CT}

Pilot funding for UK NHS hospitals through ITP Program

2019
ESC Guidelines

Majority of commercial payers allow CT as first line test

2020
Achieved 96% coverage for commercial lives enabling practice changes

Prior authorization streamlined for 69% of covered lives

ACC Summary Statement regarding CT-FFR_{CT}

2021
ACC/AHA chest pain guidelines anticipated

Formal LCDs from 6 of 7 MACs

NHS MedTech Funding Mandate

Ongoing Development of Clinical Evidence

- ✓ **Technology & Healthcare Competency:** Experienced, diverse management team with relevant tech/ cardiology backgrounds
- ✓ **Clinical Evidence:** 425+ peer-review publications
- ✓ **Regulatory Clearance:** CE Mark, FDA Clearance, Japan PMDA
- ✓ **Business Model:** Hybrid of fee-per-analysis and subscription
- ✓ **Society Endorsements:** ACC / AHA chest pain guidelines
- ✓ **Payer Engagement:** Established coding, coverage, prior authorization and payment

Clinical Evidence

2015: PLATFORM 90 day data

2017: Highmark VITAL data

2018: ADVANCE 90 day data

2020: JAMA cost effectiveness data

Regulatory body progress

Reimbursement progress

Endorsement progress

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Delivering Precise, Personalized and Enhanced Care Decisions for Patients

Monitor

- Ongoing patient monitoring coupled with patient history ensures physicians and patients will remain vigilant about CAD

Treat

- HeartFlow use leads to more informed and more personalized clinical care decisions which drives improved patient outcomes

Plan

- Physicians can use HeartFlow's Planner to virtually model clinical scenarios vessel-by-vessel, explore treatment strategies for patients with CAD before each procedure, review cases with colleagues, and ensure a clear picture of the initial treatment plan
- Reduces radiation exposure by up to 50% compared to a SPECT test



Monitor
Assess
1
2
Diagnose
3
Plan
4
Treat
5

Assess

- The historical path to diagnosing CAD is unclear, unreliable, insufficient and ineffective
- Patients and staff benefit from a "one stop, closed loop test" that encourages dialogue between specialties

Diagnose

- The CTA + HeartFlow pathway enables physicians to more accurately diagnose patients with suspected CAD by combining two powerful, non-invasive technologies; coronary CTA and the HeartFlow Analysis
- Delivers superior per-vessel diagnostic performance than other non-invasive cardiac tests
- Provides anatomical and lesion-specific functional information in a single-patient visit
- Identifies functional disease other non-invasive cardiac tests may overlook

11

HeartFlow Developed and Introduced a Revolutionary Precision "Heart Care" Technology that Disrupts the Status Quo

HeartFlow's product suite leverages and builds upon a foundational technology platform

Precision Diagnostics

HeartFlow

Optimization of Therapy

Coronary Computed Tomography Angiography (CTA)

Informed Clinical Decision

Anatomic Stenosis[1] | **CTA-based Fractional Flow Reserve (FFR_{CT}) & Myocardial Blood Flow**[2] | **Plaque**[1] | **Treatment Planning**




0.95




0.83
0.85

Diagnosis

Treatment Optimization

Risk and Prognosis

1. Currently in development and not available for clinical use.
2. Images not representative of actual product.

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• AI - powered modeling of all coronary arteries • H ighest diagnostic accuracy driven by big data analytics • Compliant cloud computing to protect sensitive data • Secure bi - directional data transmission to / from hospital IT systems ADVANCED TECH • Helps explain symptoms, providing peace - of - mind • Fewer physician visits, fewer tests, no additional radiation • Non - invasive, virtual, integrates with telemedicine • Easy to understand, personalized model available on any device (web, mobile, tablet, electronic health records ) 13 PATIENT - CENTRIC Empowering Physicians with an AI - enabled, Cloud - based Enterprise Software Suite

14 14 AGE: 68. SEX: MALE HISTORY: ASYMPTOMATIC, FAMILY HISTORY OF HEART DISEASE * Currently in development and not available for clinical use. AGE: 60 SEX: MALE HISTORY: SYMPTOMATIC, FAMILY HISTORY OF HEART DISEASE * Currently in development and not available for clinical use.

Providing Significant Clinical Evidence

Since inception, HeartFlow has been committed to producing comprehensive clinical evidence to substantiate the diagnostic accuracy, safety, efficacy, cost-effectiveness, and utility of its product portfolio

ROBUST EVIDENCE

- **16** company-sponsored **clinical trials and registries** addressing accuracy and outcomes
- **100+ investigator-initiated studies**
- **425+ peer-reviewed publications**, including *JAMA, JACC, Circulation, American Journal of Cardiology, European Heart Journal* and *Heart*
- Studied in **>10,000 patients**
- Demonstrated safety with **long-term data** out to **5 years**
- Developed and trained on more than **15 million CT images**

Higher diagnostic accuracy than any other non-invasive cardiac test[1]

83% reduction in unnecessary invasive coronary angiograms[2]

36% improvement in cath lab efficiency[3]

40% reduction in layered testing[3]

Better outcomes at lower costs than functional stress testing in cost-effectiveness analysis[4]

$2.7B annual cost-savings delivered to CMS through reduction of invasive diagnostic procedures[2]

1. Driessen, et al. J Am Coll Cardiol 2019. Nørgaard, et al. J Am Cardiol 2014.
2. Douglas, et al. J Am Coll Cardiol 2016.
3. Curzen, et al. TCTConnect 2020.
4. Karády, et al. JAMA Network Open 2020.

15

16 Unmatched IP Portfolio Built on 25 Years of Innovation 400+ Issued patents worldwide 2 Petabytes+ of Coronary I maging D ata 15 Million+ Annotated CT Images Leveraging a Strong Intellectual Property Portfolio HeartFlow’s differentiated IP portfolio provides a powerful competitive advantage, while a significant imaging database fuels an AI - based technology roadmap to drive incremental automated product enhancements

Unlocked Barriers Driving Adoption by Key Cardiology Societies, Providers and Payers

The CTA + HeartFlow pathway is trusted by leading US hospitals and has been prioritized by US payers

BEST HOSPITALS U.S.News RANKINGS

80% of the Top 50 Heart Hospitals[1] in the US Have Adopted HeartFlow

System-Wide Adoption

Large healthcare systems have initiated the adoption of the **CTA + HeartFlow pathway** for the majority of patients in need of a non-invasive test for CAD

Two Agreements Signed

Six Agreements Under Review

96%

US commercial lives covered

69%

Of US covered lives have streamlined prior authorization requirements

100%

Local coverage in the US with Medicare MACs[2]

aetna · Anthem · Cigna · Humana · United Healthcare

1. Top 50 Heart Hospitals as designated by US News and World Report
2. Includes 71% coverage with local coverage determinations and 29% on a case-by-case basis

17

Predictable and Attractive SaaS Model Combining Fee-per-analysis and Base Subscription Layers

Historically successful business model incorporates hybrid approach of fee-per-analysis (consumption based at a fixed per test rate) and enterprise software suite subscription (annual bundled contract)

Revenue Model

Fee-per-analysis

for delivery of **FFRCT** and **Plaque**[1]

Products

- *FFRCT*
- *Plaque*

Subscription

provides access to bundle of **advanced product features**

Products

- *PreRead*
- *Myocardial Insights*
- *Planner*

Benefits

- Positions HeartFlow to be an indispensable partner for the development of CTA + HeartFlow diagnostic programs & treatment pathways
- Facilitates engagement of HeartFlow for all CTAs performed by a hospital / health system
- Facilitates appropriate penetration of FFRCT based on CTA volume
- Enhances customer workflow and efficiency supporting growth and adoption of CTA

Comprehensive engagement with customer sites drives land, retain, and expand strategy

1. Plan assumes Plaque is initially included in the annual subscription bundle. However, the mid-term goal is to un-bundle on a fee-per-analysis basis similar to FFR_{CT}.

18

Augmented by a Robust Software Pipeline to Fuel a Significant TAM

HeartFlow is developing a comprehensive, integrated cloud-based heart care technology product suite to help physicians make more optimal cardiovascular care decisions

	FFR_{CT}	Planner	PreRead	Plaque Analysis	Myocardial Insights
		 0.83 0.85			 0.95
	Anatomy and physiology via personalized, interactive 3D model	Planning PCI and revascularization procedures	Stenosis and image quality data for all CTA patients	Plaque visualization, quantification and characterization	Percent myocardium affected[1]
Approval:	✓	**Cleared**			**Cleared**
Launch:		**2H 2021**			**2H 2022**

1. Image not representative of actual product.

19

Augmented by a Robust Software Pipeline to Fuel a Significant TAM

From a fraction of a fraction to a majority of a majority

- Over the coming 15 years, we envision HeartFlow moving from a small minority of coronary CTA scans to being attached to the vast majority
- Additionally, over the same period we envision coronary CTA scans will move from 5% to 80% of patients based upon our current understanding of the safety and efficacy of HeartFlow FFR_{CT} compared with stress echo and nuclear SPECT stress testing alternatives

Non-Invasive Cardiac Testing Utilization as a Percentage of Cases

Today | **Future**



5%
In cases where CTA scans are used, HeartFlow FFR_{CT} is still under-penetrated
95%
15 Years of Market Growth
20%
HeartFlow management believes that CTA + HeartFlow will become the dominant solution in cardiovascular disease management as a wholesale shift away from stress testing occurs
80%
33%
67%
100% PreRead
67% Plaque
33% FFR_{CT}
CTA + HeartFlow
CTA Only
Stress testing (echo and nuclear)

20

Augmented by a Robust Software Pipeline to Fuel a Significant TAM

HeartFlow has a clear projected development path to grow TAM from $10B to $50B+



Illustrative HeartFlow TAM Evolution[1]
Today
Near Term
Medium Term
Long Term
Symptomatic
Asymptomatic / Preventative
HeartFlow Risk Assessment $24.0B
Plaque Fee Per Analysis $5.1B
FFRCT Fee Per Analysis $2.7B
Access Risk Assessment market broadly, driving asymptomatic FFRCT and Plaque uptake
Migration of Plaque to Fee Per Analysis
Plaque Fee Per Analysis $7.1B
Launch of subscription-based revenue model in late 2022
Heart Care Product Suite (incl. Plaque) $0.7B
FFRCT Fee Per Analysis $10.1B
Total: $10.1B
Total: $10.8B
Total: $17.9B
Total: $49.7B

1. Based on HeartFlow and Longview analysis. TAM shown is based on data for US, UK, Europe and Japan: Karády, et al. JAMA Network Open 2020; Wall, et al. Int J Cardiovasc Imaging 2011; Rahsepar, et al. Curr Cardiovasc Imaging Rep. 2015; Asher, et al. Openheart, 2019; Japan Circulation Society survey data, 2020; Wang et al. AJR Am J Roentgenol. 2008; Curzen, N. FORECAST Study, TCT 2020. 2019 Population US Census, Euro Stat, Office for National Statistics UK, Statistics Bureau of Japan; Yang et al. BMJ Open 2017; Hales CM, Carroll MD. NCHS Health E-Stat. 2020; 2013 ACC/AHA Guideline on the Assessment of cardiovascular risk; Choi et al. JACC 2008.

21

Fueling a Compelling High Growth Outlook

Management believes that HeartFlow's financial forecast is supported by a highly predictable and leverageable business model with a robust commercial pipeline, favorable industry tailwinds, and no customer churn

Key Growth Drivers

Near-Term

- Anticipated ACC/AHA guidelines prioritizing CTA-FFRCT pathway
- CMS reimbursement changes enabling PFS market access, OPPS upside, national payment rate
- Enhanced sales strategy driven by 85% increase in US Sales Force and intelligent provider prioritization
- A robust pipeline of "HeartFlow Unlimited" accounts.

Mid- Term

- New customer site additions in UK, Japan and new geographies
- Launch of Enterprise Suite subscription inclusive of PreRead in 4Q22
- Cardiology suite shift from stress testing => CTA enhanced by HeartFlow
- Execution of automation roadmap to drive case analysis / process efficiencies
- PRECISE RCT reported in H2 2022

22

2021 AHA/ACC/ASE/CHEST/SAEM/SCCT/SCMR Guidelines for the Evaluation and Diagnosis of Chest Pain A Report of the American College of Cardiology/ American Heart Association Joint Committee on Clinical Practice Guidelines Fueling a Compelling High Growth Outlook: Near - Term Growth Drivers Anticipated industry tailwinds to accelerate the shift from stress testing to the CTA - FFR CT pathway • 2022 final rule for OPPS and PFS expected in November • Potential for national rate Category 3 codes to be set for FFR CT • Would unlock opportunities in office - based settings, which account for 60% of non - invasive imaging tests • Anticipated mid - Q4 2021 • Expect to prioritize coronary CT as first line test, addition of FFR CT as category II 23

Fueling a Compelling High Growth Outlook: Near - Term Growth Drivers Expanded US sales footprint to capitalize on industry tailwinds and new customer offerings 24 + • A standardized workflow where all coronary CTAs are sent to HeartFlow (to facilitate efficient and timely reporting of ordered analyses) • Extensive customer interest • Pilot program initiated to demonstrate efficiency and determine optimal workflow • Enhanced sales strategy driven by 85% increase in US Sales force and intelligent provider prioritization US Sales Expansion HeartFlow Unlimited

$23 $36 - $42 $92 $205 $345 $525 $0 $200 $400 $600 2020A 2021E 2022E 2023E 2024E 2025E 25 Fueling a Compelling High Growth Outlook Revenue ($ millions) 33% ~49+% ~69% ~78% ~82% ~85% 0% 20% 40% 60% 80% 100% 2020A 2021E 2022E 2023E 2024E 2025E Gross Margin 2021 - 2025 Plan Management believes that HeartFlow’s financial forecast is supported by a highly predictable and leverageable business model with a robust commercial pipeline, favorable industry tailwinds, and no customer churn * * *The financial information for 2020 is preliminary, unaudited and subject to revision upon completion of HeartFlow's closing and audit processes. ^2021 estimates as updated in Q2 2021 earnings release issued on September 14, 2021. ^ ^

Led by a Strong Team

Leadership Team



John Stevens, M.D.*
President & CEO, Co-founder
Heartport, Amp Resources, Stanford University



John Farquhar
Chief Operating Officer
Medtronic, General Mills



Nicky Espinosa
General Counsel, Chief Ethics and Compliance Officer
Brobeck, Phleger & Harrison, Illumina, Intuitive Surgical



Renata Naoumov
Chief People Officer
Dow, GE, HSBC



Joe Riley
SVP, Sales
Siemens Healthineers, GE Healthcare



Christopher Zarins, M.D.
Founder, SVP, Medical Affairs
Stanford University, Univ. of Chicago



William C. Weldon*
Board Chair
Former Chairman & CEO, J&J



Charles A. Taylor, Ph.D.*
Founder, Chief Technology Officer
Stanford University, GE



Campbell Rogers, M.D.
Chief Medical Officer
Brigham & Women's Hospital, Johnson & Johnson



Windi Hary
Chief Regulatory & Quality Officer
Stentor, Philips



Joost de Schutter
VP, Finance
Thermo Fisher, Prysm, RenovoRX, Philips

Senior Team



Heather Brown
SVP, Market Access & Reimbursement
3DR, Ziosoft



Dustin Michaels
SVP, Strategic Accounts
FlowCardia, Percusurge, AneuRx



Sophie Khem
VP, Process & Quality Engineering
Boston Scientific, Evalve



Christophe Lecas
VP, Engineering
Microsoft, Samsung, Symantec



Jennie Kim
VP, Global Marketing
Abbott, MSL, Weber Shandwick



Tim Fonte
SVP, Customer Success
Stanford University, Cameron Health



Auston Davis
VP, Chief Information Security Officer
Stanford Children's Health, Visa, Symantec



Hisakazu Shimizu
GM, HeartFlow Japan
Cardinal Health, Cordis



Sarah Mullen
VP, Clinical Operations
Carbylan, Spiracur, ev3



Souma Sengupta
VP, Upstream Marketing & CT Applications
GE, Imatron

*indicates individual also serves on the Board of Directors

26

Fortified by Experienced Investment Partners 27 Existing HeartFlow Investor Base

Enabling Access to Optimized Care for All Patient Populations

Investors' collective investment and partnership with HeartFlow will achieve meaningful societal goals

HeartFlow's Technical Strengths

- *Disruptive, Best-in-class Non-invasive Precision Heart Care*
- *Robust Intellectual Property Estate*
- *AI-powered Modeling with the Highest Diagnostic Accuracy*
- *Peer-review Publications, Medical Society Endorsements, and Payer Engagement*
- *Attractive Hybrid Commercial Model*
- *Clinical, Regulatory, Reimbursement and Commercial Product Roadmap*
- *Tailwind Due to Shift from Stress Testing to CTA + FFR_{CT}*
- *Expansion via Plaque and Asymptomatic Assessment*

Societal & Commercial Opportunity

- *Improve Diagnostic Accuracy*
- *Improve Quality of Care*
- *Expand & Enhance Access to Care*
- *Improve Patient Experience*
- *Reduce Cost*
- *Unlock & Penetrate Significant TAM*

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